UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 3, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: November 3, 2015	By:	/s/ David Schilansky
	Name	David Schilansky
	Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Bagneux, France, November 3rd, 2015

DBV Technologies Reports Interim Financial Results for the third quarter of 2015

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced its topline financial results, as well as its cash and cash equivalents, for the third quarter of 2015.

Topline Financial Results for the third quarter of 2015

Operating income was €3.9 million and €4.9 million for the third quarter of 2014 and 2015, respectively. This increase of 25.8% primarily resulted from an increase in our research tax credits amounting to €4.6 million over the 2015 period, compared to €3.6 million a year earlier. Sales of Diallertest Milk® amounted to €107,520 in the third quarter of 2015 compared with €210,759 a year earlier. We do not anticipate material future revenues from this diagnostic product and remain focused on the development of our product candidates that employ the Viaskin® platform.

Cash and cash equivalents at September 30, 2015

Following the closing of the underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 American Depositary Shares, or ADSs, at a price to the public of $34.00 per ADS on July 20, 2015, our cash and cash equivalents amounted to €332.2 million at September 30, 2015, as compared with €104.5 million at June 30, 2015. Our research tax credits for 2014 of €4.3 million had not yet been paid as of September 30, 2015.

Number of outstanding shares at September 30, 2015

We had 24,123,249 ordinary shares outstanding at September 30, 2015.

About DBV Technologies

DBV Technologies created the Viaskin® patch, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin while avoiding compound transfer to the blood. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergy patients, for which there are currently no approved treatments. DBV’s food allergy programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis and exploring potential applications of its platform in vaccines and for the treatment selected immune diseases with unmet medical needs.

DBV Technologies has global headquarters in Paris, France and New York, NY, USA. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations regarding the company’s future financial and operational performance, the development of its product candidates and preclinical programs and its business outlook. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. A further description of the uncertainties and risks that may impact the company’s future performance and outlook can be found in the company’s regulatory filings with the French Autorité des Marchés Financiers, the company’s Securities and Exchange Commission filings and reports, including in the company’s annual report on Form 20-F for the year ended December 31, 2014, and future filings and reports by the company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59 caroline@alizerp.com